As filed with the Securities and Exchange Commission on September 24, 2021

Securities Act File No. 333-257957

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	Post-Effective Amendment No. 1

LITMAN GREGORY FUNDS TRUST

(Exact Name of Registrant as Specified in Charter)

1676 N. California Blvd., Suite 500

Walnut Creek, California 94596

(Address of Principal Executive Offices) (Zip Code)

Registrant’s Telephone Number, including Area Code: (925) 254-8999

Jeremy L. DeGroot

1676 N. California Blvd., Suite 500

Walnut Creek, California 94596

(Name and Address of Agent for Service)

Copies of all communications to:

David A. Hearth, Esq.

Paul Hastings LLP

101 California Street, 48th Floor

San Francisco, California 94111

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement of the Registrant on Form N-14 (File No. 333-257957) consists of the following:

Cover Sheet

Contents of the Registration Statement

1.	Part A—The definitive Proxy Statement/Prospectus as filed on August 18, 2021 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
2.	Part B—The definitive Statement of Additional Information as filed on August 18, 2021 pursuant to Rule 497 under the Securities Act of 1933 is incorporated herein by reference.
3.	Part C—Other Information.

Signature Page

Exhibits—The filing is being made solely for the purpose of adding Exhibit 12 to the Registrant’s Registration Statement on Form N-14 (File No. 333-257957).

PART C

OTHER INFORMATION

ITEM 15.	Indemnification

Article VI of Registrant’s By-Laws states as follows:

Section 1. AGENTS, PROCEEDINGS AND EXPENSES. For the purpose of this Article, “agent” means any person who is or was a Trustee, officer, employee or other agent of this Trust or is or was serving at the request of this Trust as a Trustee, director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise or was a Trustee, director, officer, employee or agent of a foreign or domestic corporation which was a predecessor of another enterprise at the request of such predecessor entity; “proceeding” means any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative; and “expenses” includes without limitation attorney’s fees and any expenses of establishing a right to indemnification under this Article.

Section 2. ACTIONS OTHER THAN BY TRUST. This Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of this Trust) by reason of the fact that such person is or was an agent of this Trust, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, if it is determined that person acted in good faith and reasonably believed:

(a) in the case of conduct in his official capacity as a Trustee of the Trust, that his conduct was in the Trust’s best interests, and

(b) in all other cases, that his conduct was at least not opposed to the Trust’s best interests, and

(c) in the case of a criminal proceeding, that he had no reasonable cause to believe the conduct of that person was unlawful.

The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in the best interests of this Trust or that the person had reasonable cause to believe that the person’s conduct was unlawful.

Section 3. ACTIONS BY THE TRUST. This Trust shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action by or in the right of this Trust to procure a judgment in its favor by reason of the fact that that person is or was an agent of this Trust, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of that action if that person acted in good faith, in a manner that person believed to be in the best interests of this Trust and with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would use under similar circumstances.

Section 4. EXCLUSION OF INDEMNIFICATION. Notwithstanding any provision to the contrary contained herein, there shall be no right to indemnification for any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the agent’s office with this Trust.

No indemnification shall be made under Sections 2 or 3 of this Article:

(a) In respect of any claim, issue, or matter as to which that person shall have been adjudged to be liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person’s official capacity; or

(b) In respect of any claim, issue or matter as to which that person shall have been adjudged to be liable in the performance of that person’s duty to this Trust, unless and only to the extent that the court in which that action was brought shall determine upon application that in view of all the circumstances of the case, that person was not liable by reason of the disabling conduct set forth in the preceding paragraph and is fairly and reasonably entitled to indemnity for the expenses which the court shall determine.

(c) Of amounts paid in settling or otherwise disposing of a threatened or pending action, with or without court approval, or of expenses incurred in defending a threatened or pending action which is settled or otherwise disposed of without court approval, unless the required approval set forth in Section 6 of this Article is obtained.

Section 5. SUCCESSFUL DEFENSE BY AGENT. To the extent that an agent of this Trust has been successful on the merits in defense of any proceeding referred to in Sections 2 or 3 of this Article or in defense of any claim, issue or matter therein, before the court or other body before whom the proceeding was brought, the agent shall be indemnified against expenses actually and reasonably incurred by the agent in connection therewith, provided that the Board of Trustees, including a majority who are disinterested, non-party Trustees, also determines that based upon a review of the facts, the agent was not liable by reason of the disabling conduct referred to in Section 4 of this Article.

Section 6. REQUIRED APPROVAL. Except as provided in Section 5 of this Article, any indemnification under this Article shall be made by this Trust only if authorized in the specific case on a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth in Sections 2 or 3 of this Article and is not prohibited from indemnification because of the disabling conduct set forth in Section 4 of this Article, by:

(a) A majority vote of a quorum consisting of Trustees who are not parties to the proceeding and are not interested persons of the Trust (as defined in the Investment Company Act of 1940); or

(b) A written opinion by an independent legal counsel.

Section 7. ADVANCE OF EXPENSES. Expenses incurred in defending any proceeding may be advanced by this Trust before the final disposition of the proceeding upon a written undertaking by or on behalf of the agent, to repay the amount of the advance if it is ultimately determined that he or she is not entitled to indemnification, together with at least one of the following as a condition to the advance: (i) security for the undertaking; or (ii) the existence of insurance protecting the Trust against losses arising by reason of any lawful advances; or (iii) a determination by a majority of a quorum of Trustees who are not parties to the proceeding and are not interested persons of the Trust, or by an independent legal counsel in a written opinion, based on a review of readily available facts that there is reason to believe that the agent ultimately will be found entitled to indemnification. Determinations and authorizations of payments under this Section must be made in the manner specified in Section 6 of this Article for determining that the indemnification is permissible.

Section 8. OTHER CONTRACTUAL RIGHTS. Nothing contained in this Article shall affect any right to indemnification to which persons other than Trustees and officers of this Trust or any subsidiary hereof may be entitled by contract or otherwise.

Section 9. LIMITATIONS. No indemnification or advance shall be made under this Article, except as provided in Sections 5 or 6 in any circumstances where it appears:

(a) that it would be inconsistent with a provision of the Agreement and Declaration of Trust of the Trust, a resolution of the shareholders, or an agreement in effect at the time of accrual of the alleged cause of action asserted in the proceeding in which the expenses were incurred or other amounts were paid which prohibits or otherwise limits indemnification; or

(b) that it would be inconsistent with any condition expressly imposed by a court in approving a settlement.

Section 10. INSURANCE. Upon and in the event of a determination by the Board of Trustees of this Trust to purchase such insurance, this Trust shall purchase and maintain insurance on behalf of any agent of this Trust against any liability asserted against or incurred by the agent in such capacity or arising out of the agent’s status as such, but only to the extent that this Trust would have the power to indemnify the agent against that liability under the provisions of this Article and the Agreement and Declaration of Trust of the Trust.

Section 11. FIDUCIARIES OF EMPLOYEE BENEFIT PLAN. This Article does not apply to any proceeding against any Trustee, investment manager or other fiduciary of an employee benefit plan in that person’s capacity as such, even though that person may also be an agent of this Trust as defined in Section 1 of this Article. Nothing contained in this Article shall limit any right to indemnification to which such a Trustee, investment manager, or other fiduciary may be entitled by contract or otherwise which shall be enforceable to the extent permitted by applicable law other than this Article.

In addition to the indemnification provisions provided for in the Registrant’s By-Laws, the Registrant has also entered into indemnification agreements (the “Indemnification Agreements”) with each of the Trustees and with its Chief Compliance Officer (collectively, the “Indemnitees”). The Indemnification Agreements set forth the procedure by which Indemnitees are to request and receive advancement of expenses and indemnification. The Indemnification Agreements provide that, in any determination for advancement of expenses or indemnification, the Indemnitees are entitled to a rebuttable presumption that they did not engage in conduct that would disqualify them from eligibility to receive advancement of expenses or for indemnification. The Indemnification Agreements also set forth the procedure by which an independent counsel may be chosen if independent counsel is to make a determination of any Indemnitee’s qualification for advancement of expenses or indemnification.

ITEM 16.	Exhibits

(1)	(a)	Agreement and Declaration of Trust is incorporated by reference to the Registrant’s initial Registration Statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (“SEC”) on August 12, 1996.

(b) Amendment to Agreement and Declaration of Trust is incorporated by reference to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on November 15, 1996.

(c) Amendment to Agreement and Declaration of Trust dated December 4, 2008 is incorporated by reference to Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on September 2, 2011.

(d) Amendment to Agreement and Declaration of Trust dated August 31, 2011 is incorporated by reference to Post-Effective Amendment No. 50 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on September 2, 2011.

(2)	By-laws are incorporated by reference to Post-Effective Amendment No. 57 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 30, 2014.

(3)	Voting Trust Agreements – not applicable.

(4)	Form of Agreement and Plan of Reorganization – filed as Exhibit C to Part A of this Registration Statement on Form N-14.

(5)	Instruments defining the rights of holders of the securities being registered. – see Articles III and V of Agreement and Declaration of Trust and Article II of Third Amended and Restated By-Laws.

(6)	(a) Unified Investment Advisory Agreement between Litman Gregory Funds Trust and Litman Gregory Fund Advisors, LLC dated April 1, 2013 is incorporated by reference to Post-Effective Amendment No. 54 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on May 1, 2013.

(b) Amended Appendix A and Appendix B to the Unified Investment Advisory Agreement dated April 1, 2013, as revised October 30, 2020, is incorporated by reference to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2021.

(c) Form of Amended Appendix A and Appendix B to the Unified Advisory Agreement is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(d) Sub-Advisory Agreements

(1) iM Dolan McEniry Corporate Bond Fund

(i) Form of Investment Sub-Advisory Agreement with Dolan McEniry Capital Management, LLC is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(2) iM DBi Managed Futures Strategy ETF and iM DBi Hedge Strategy ETF

(i) Form of Investment Sub-Advisory Agreement with Dynamic Beta investments LLC is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(7)	(a) Distribution Agreement with ALPS Distributors, Inc. dated April 26, 2018 is incorporated by reference to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 30, 2018.

(b) Distribution Letter Agreement with ALPS Distributors, Inc. dated April 16, 2018 is incorporated by reference to Post-Effective Amendment No. 79 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 30, 2018.

(c) Amendment No. 3 dated July 31, 2020 to the Distribution Agreement is incorporated by reference to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2021.

(d) Amendment No. 4 dated October 15, 2020 to the Distribution Agreement is incorporated by reference to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2021.

(e) Amendment No. 5 dated November 30, 2020 to the Distribution Agreement is incorporated by reference to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2021.

(f) Form of Amendment to the Distribution Agreement is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(g) Form of Authorized Participant Agreement is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(8)	Bonus, profit sharing, pension or other similar contracts or arrangements – not applicable.

(9)	(a) Custody Agreement with State Street Bank and Trust Company dated January 2, 1997 is incorporated by reference to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 30, 2015.

(b) Form of Amendment to the Custody Agreement is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(10)	(a) Distribution Plan (12b-1 Plan) is incorporated by reference to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2021.

(b) Rule 18f-3 Plan - Multiple Class Plan is incorporated by reference to Post-Effective Amendment No. 103 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 29, 2021.

(11)	Opinion and Consent of Paul Hastings LLP regarding the legality of securities being registered is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(12)	Opinion and Consent of Seward & Kissel LLP as to Tax matters – filed herewith.

(13)	(a) Administration Agreement with State Street Bank and Trust Company dated September 10, 2014 is incorporated by reference to Post-Effective Amendment No. 59 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on April 30, 2015.

(b) Form of Amendment to the Administration Agreement is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(c) Form of Operating Expenses Limitation Agreement for the iM Dolan McEniry Corporate Bond Fund is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(d) Form of Operating Expenses Limitation Agreement for the iM DBi Managed Futures Strategy ETF and iM DBi Hedge Strategy ETF is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(14)	Consent of Independent Registered Public Accounting Firm is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

(15)	Financial Statements omitted pursuant to Item 14(a)(1) – not applicable.

(16)	Power of Attorney dated May 26, 2021 is incorporated by reference to Post-Effective Amendment No. 104 to the Registrant’s Registration Statement on Form N-1A, filed with the SEC on June 4, 2021.

(17)	Form of Proxy Card is incorporated by reference to the Registrant’s Registration Statement on Form N-14, filed with the SEC on July 16, 2021.

ITEM 17.	Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act 17 CFR 230.145(c), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 to be signed below on its behalf by the undersigned, duly authorized, in the City of Walnut Creek and State of California on the 24th day of September, 2021.

LITMAN GREGORY FUNDS TRUST

By:	/s/ Jeremy L. DeGroot
Jeremy L. DeGroot, President

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Jeremy L. DeGroot	President, Principal Executive	September 24, 2021
Jeremy L. DeGroot	Officer and Trustee

Julie Allecta*	Trustee	September 24, 2021
Julie Allecta

Thomas W. Bird*	Trustee	September 24, 2021
Thomas W. Bird

Jennifer M. Borggaard*	Trustee	September 24, 2021
Jennifer M. Borggaard

Jonathan W. DePriest*	Trustee	September 24, 2021
Jonathan W. DePriest

Frederick A. Eigenbrod, Jr.*	Trustee	September 24, 2021
Frederick A. Eigenbrod, Jr.

Jeffrey K. Seeley*	Trustee	September 24, 2021
Jeffrey K. Seeley

Harold M. Shefrin*	Trustee	September 24, 2021
Harold M. Shefrin

John M. Coughlan*	Treasurer and Principal	September 24, 2021
John M. Coughlan	Financial Officer

By: /s/ John M. Coughlan		September 24, 2021
John M. Coughlan, Attorney-in-Fact (Pursuant to Powers of Attorney)

Exhibit List

(12)	Opinion of Seward & Kissel LLP regarding certain tax matters